Exhibit 99.1

Management’s Discussion and Analysis

Table of Contents

1.	Company Performance
2.	Segment Performance
3.	Consolidated Financial Position, Liquidity and Capital Resources
4.	Financial Instruments
5.	Funding Costs
6.	Related Party Transactions
7.	Shareholders’ Equity
8.	Events After the Reporting Period
9.	Accounting Policies and Estimates
10.	Disclosure Controls and Procedures
11.	Risks and Uncertainties

Management’s Discussion and Analysis
“Sears”, “Sears Canada”, “we”, “us”, “our” or “the Company” refers to Sears Canada Inc. and its subsidiaries, together with its investments in real estate joint arrangements.

This quarterly report to Shareholders, which includes the Management’s Discussion and Analysis (“MD&A”), current as at December 2, 2013 unless otherwise stated, and the unaudited condensed consolidated financial statements for the 13-week period ended November 2, 2013 (“Q3 2013 financial statements”) (together, the “Quarterly Report”), contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

The third quarter (“Q3”) unaudited results for the 52 week-period ending February 1, 2014 (“Fiscal 2013” or “2013”) and the 53-week period ended February 2, 2013 (“Fiscal 2012” or “2012”) reflect the 13-week periods ended November 2, 2013 (“Q3 2013”) and October 27, 2012 (“Q3 2012”), respectively. The 2011 fiscal year refers to the 52-week period ended January 28, 2012 (“Fiscal 2011” or “2011”). The 2014 fiscal year refers to the 52-week period ending January 31, 2015 (“Fiscal 2014” or “2014”). The 2015 fiscal year refers to the 52-week period ending January 30, 2016 (“Fiscal 2015” or “2015”).

This Quarterly Report should be read in conjunction with the Consolidated Financial Statements, and Notes to the Consolidated Financial Statements for Fiscal 2012. These items are contained in the Company’s 2012 Annual Report, which can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2012 Annual Report has also been filed electronically with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com. Additional information relating to the Company is also available online at www.sedar.com and on the U.S. Securities Exchange Commission (“SEC”) website at www.sec.gov. Information contained in, or otherwise accessible through, websites mentioned in this Quarterly Report and MD&A do not form a part of this document. All references in this Quarterly Report and MD&A to websites are inactive textual references only.

Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) dated March 14, 2013 and the Management Proxy Circular dated March 14, 2013, can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2012 Annual Report, together with the AIF and Management Proxy Circular, have been filed electronically with securities regulators in Canada and the United States and can be accessed on the SEDAR website at www.sedar.com and on the SEC website at www.sec.gov.

The Q3 2013 financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A so that readers may do the same. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA” for additional information.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information
Certain information in the Quarterly Report and in this MD&A is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 1 “Company Performance”, Section 3 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 4 “Financial Instruments”, Section 7 “Shareholders’ Equity”, Section 8 “Events After the Reporting Period”, Section 9 “Accounting Policies and Estimates” and Section 11 “Risks and Uncertainties”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch), (“JPMorgan Chase”); general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the subsequent quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; the Company’s reliance on third parties in outsourcing arrangements; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-arrangers, with respect to the Company’s real estate joint arrangements; the credit worthiness and financial stability of the Company’s licensees and business partners; possible changes in the Company’s ownership by Sears Holdings Corporation (“Sears Holdings”) and other significant shareholders; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods we use to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this MD&A and in the Company’s 2012 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in the Quarterly Report and in this MD&A are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

2013 Third Quarter Highlights
For the 13 and 39-week periods ended November 2, 2013 and October 27, 2012
(unaudited)

	Third Quarter			Year-to-Date
(in CAD millions, except per share amounts)	2013	% Chg 2013 vs 2012	2012[1]	2013	% Chg 2013 vs 2012	2012[1]
Total revenue	$982.3	(6.4)%	$1,049.4	$2,809.5	(7.6)%	$3,039.3
Same store sales (%)[2]	1.2%		(5.7)%	(1.2)%		(6.4)%
Adjusted EBITDA[2]	7.3	87.2%	3.9	17.7	195.0%	6.0
Net (loss) earnings	(48.8)	(122.8)%	(21.9)	72.8	18.8%	61.3
Basic net (loss) earnings per share	(0.48)	(118.2)%	(0.22)	0.71	18.3%	0.60
(in CAD millions)	As at November 2, 2013	% Chg 2013 vs 2012	As at October 27, 2012[1]	As at November 2, 2013	% Chg 2013 vs 2012	As at February 2, 2013[1]
Cash and cash equivalents	$238.2	3.5%	$230.1	$238.2	(0.1)%	$238.5
Inventories	1,041.8	3.5%	1,006.2	1,041.8	22.4%	851.4
Total assets	2,653.3	(3.2)%	2,740.3	2,653.3	5.9%	2,504.7
Shareholders’ equity	1,151.1	0.5%	1,144.9	1,151.1	6.9%	1,076.4

1	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.
2
Same store sales and Adjusted EBITDA are operating performance and non-IFRS measures, respectively. See Section 1e “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA”.

Common Share Market Information
(Toronto Stock Exchange - Trading Symbol SCC)

	Third Quarter		Year-to-Date
	2013	2012	2013	2012
High	$14.50	$11.79	$14.50	$14.20
Low	$11.70	$10.10	$8.85	$10.10
Close	$14.41	$10.69	$14.41	$10.69
Average daily trading volume	25,813	23,487	69,051	15,948

•
Total revenue was $982.3 million in Q3 2013, a decrease of 6.4% compared to Q3 2012. The decrease was primarily attributable to sales declines in electronics, home décor, ranges and microwaves, and included a decrease of $28.6 million attributable to the closure of Full-Line stores during the second half of Fiscal 2012. During Q3 2013, the Company achieved improved results in sales of footwear, men’s wear and women’s apparel. The Company also benefited by approximately $20.3 million due to the timing of the commencement of the 53-week period ended February 2, 2013 compared to the 52-week period ending February 1, 2014.

•	Same store sales for Q3 2013 increased 1.2% compared to the same period last year, particularly apparel and accessories, which increased by 8.2%.

•
Cost management resulted in operating expense reductions of $38.9 million in Q3 2013 compared to the same period last year, excluding non-recurring items included in operating expenses in both periods.

•	The Company continued to make progress on its transformation, having executed the following initiatives in Q3 2013:

•
Introduced the first collection of Nevada® denim for men and women designed by Buffalo International Inc. (“Buffalo”) and the first collection of private label footwear designed by The Aldo Group (“Aldo”);

•	Launched two new seasonally inspired national television advertisements that focus on the Sears “hero” categories of children’s wear and outerwear;

•	Introduced the first ever Canadian Thanksgiving Black Friday sale, which took place in store and online from October 11 - 17;

•
Announced the future opening of a new state-of-the-art distribution centre located in Calgary to handle small ticket orders received through the Company’s Direct channel for customers in Western Canada; and

•
Announced the appointment of Douglas C. Campbell as President and Chief Executive Officer, and as a member of the Board of Directors. On November 19, 2013, the Company announced the appointment of H Ronald Weissman as a member of its Board of Directors and the resignation of E.J. Bird from the Company’s Board. E.J. Bird will continue to focus on his current role as the Company’s Executive Vice-President and Chief Financial Officer, a position he has held since March 2013.

•	The Company’s gross margin rate was 37.2% in Q3 2013 compared to 37.3% in Q3 2012. The decrease in Q3 2013 was primarily due to reduced margins in electronics.

•
Adjusted net earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) in Q3 2013 was $7.3 million compared to $3.9 million in Q3 2012, an increase of 87.2%. Excluding the loss of $4.9 million in Q3 2012 attributable to the closure of Full-Line stores during the second half of Fiscal 2012, and the $2.2 million negative impact in Q3 2013 of foreign exchange and the licensing arrangement with SHS Services Management Inc. (“SHS”), Adjusted EBITDA in Q3 2013 increased by 8.0% compared to the same period last year.

•
Basic net loss per common share was $0.48 compared to a basic net loss per common share of $0.22 for the same period last year. Excluding non-recurring items included in net loss (earnings), net loss per common share was $0.15 compared to a net loss per common share of $0.22 for the same period last year.

•
The Company’s balance sheet continues to be strong with total cash and cash equivalents of $238.2 million and no cash drawings on the $800.0 million senior secured revolving credit facility as at November 2, 2013. Refer to Note 8 “Long-term obligations and finance costs” in the Q3 2013 financial statements for further details.

1. Company Performance
a. Business Segments
Sears classifies its operations in two reportable business segments: merchandising and real estate joint arrangements.

Merchandising Operations
The Company’s merchandising segment includes the sale of goods and services through the Company’s Retail channels, which includes its Full-Line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores and its Direct (catalogue/internet) channel. It also includes service revenue related primarily to product repair. Commission revenue includes travel, home improvement services, insurance and performance payments received from JPMorgan Chase under the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase. The Company has entered into a multi-year licensing arrangement with Thomas Cook Canada Inc. (“Thomas Cook”), under which Thomas Cook manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. The Company has also entered into a multi-year licensing arrangement with SHS , under which SHS oversees the day-to-day operations of all Sears Home Installed Product Services business (“HIPS”). Licensee fee revenues are comprised of payments received from licensees, including Thomas Cook and SHS, that operate within the Company’s stores.

Real Estate Joint Arrangements
Sears has joint arrangement interests in 11 shopping centres across Canada and records these interests in the Company’s Q3 2013 financial statements. For recent developments with the Company’s joint arrangement interests, refer to Section 8 “Events After the Reporting Period”. Joint arrangement interests range from 15% to 50%, and are co-owned with major shopping centre owners and institutional investors. Sears is not involved in the day-to-day management of the shopping centres, but is involved in major decisions regarding the joint arrangement interests.

The primary objective of the Company’s real estate joint arrangements is to maximize the returns on its investment in shopping centre real estate. Sears reviews the performance of these joint arrangements on a regular basis. Shopping centres are considered non-core assets.

b. Strategic Initiatives
During the third quarter of Fiscal 2013, Sears Canada undertook a number of initiatives to continue the transformation of the Company, a multi-year strategy that focuses on the overarching goal of maximizing value by improving the Company’s prime merchandising operations, finding efficiencies and capitalizing on untapped value in the network.

The five pillars of the strategy are as follows:

1.
Build the Core: Build the Core is about creating focus. Our approach starts by identifying key categories where we believe we have the strongest competitive position. We then apply our strategy of offering an authoritative assortment and exclusive brands with specialized services. This product, brand and service combination is designed to differentiate ourselves and drive customer consideration and ultimately more shopping trips;

2.
Be Customer Driven: Be Customer Driven is about driving consideration of Sears as a retailer where Canadians want to shop. We will drive this consideration by having our message more directed at specific customer groups, leveraging partnerships to reach a new audience and by owning ‘need based’ occasions;

3.
Get Value Right: Get Value Right is about establishing our unique balance of price, quality and service, focusing on defining our value equation, delivering it consistently across all products and stores and ensuring that we are getting credit for it from our customers;

4.
Operate Effective Formats: Operate Effective Formats is about delivering our products and services within a compelling retail experience, aligned to our distinct formats, broadening our reach in markets, and operating as a ‘best in class’ retailer on efficiency and standards; and

5.
Organize the Right Talent and Create a Winning Attitude: Organize the Right Talent and Create a Winning Attitude is about establishing the right culture. To win, we need the right talent to fight the competition. This pillar is about thinking differently, improving the way we do things, and changing our behaviour.

In the third quarter of Fiscal 2013, the Company undertook the following key initiatives to maximize total value and move the transformation strategy forward.

Build the core

•
Added the Penningtons brand of plus-sized women’s fashions to five pilot Sears stores, and made a selection of Penningtons apparel available through the Company’s Direct channel. The addition of Penningtons in the five pilot stores allows Sears to test the dedication of additional space to apparel, while reducing the space of other categories;

•
Building on two strategic initiatives announced in January 2013, Sears introduced the first collection of Nevada® denim for men and women designed by Buffalo and the first collection of private label footwear designed by Aldo. By working with successful designers, Sears believes it is able to obtain greater credibility for its private label brands and services. The redesigned apparel and footwear is available in Sears stores and through the Company’s Direct channel; and

•
Entered into agreements with third party suppliers to outsource some of the work currently performed by internal Sears resources in three areas: the Application Development and Application Management function in the Information Technology (“IT”) group, Finance and Accounting, and Payroll. The third party suppliers, IBM Canada Limited (“IBM”) for IT and Wipro Limited (“Wipro”) for Finance, Accounting and Payroll, will provide an overall improvement in efficiency, allowing Sears to focus more on its core retailing business.

Be customer driven

•
Announced the future opening of a new state-of-the-art distribution centre located in Calgary to handle small ticket orders received through the Company’s Direct channel for customers in Western Canada as part of the Company’s initiative to improve customer service. The new facility will allow for faster processing and fulfillment of orders, and cut down on shipping times for most orders. To accommodate this new facility, Sears announced that it would close its aging distribution centre located in Regina, Saskatchewan;

•
Initiated a test program in Prince Edward Island for home deliveries of Direct merchandise to be made by Canada Post. The test is planned to end in February 2014. The new model sees most of Sears online, catalogue and phone orders delivered directly to the customer’s home for a more competitive price than was previously in place. If no one is home when delivery is attempted, the customer is able to pick up their package at the nearest Canada Post outlet, providing more convenience to customers. Previously, orders were sent by a courier at a higher price and were taken to the nearest store or catalogue agent if the customer was not home;

•
Launched two new seasonally inspired national television advertisements that focus on the Sears “hero” categories of children’s wear and outerwear. The first commercial was timed around back-to-school and featured Converse® children’s wear. The second ran in mid-October and featured “Canada’s Best” parka. These two spots build on Sears marketing campaign called “Essentials” that Sears has used throughout 2013, and seeks to demonstrate the connection that Canadians develop with the fashionable and high-quality apparel they can purchase at Sears;

•
Launched an updated shoppable iPad application that features the Christmas Wish Book, the Fall LOOK! report and all of the Company’s other catalogues. The app is automatically updated with seasonal catalogues and the quarterly LOOK! report, without the need for additional downloading, with the most recent catalogues appearing when the print version is released. More importantly, the app is user friendly and allows for easy shopping for customers, enabling them to select and purchase their favourite items with ease; and

•
Launched campaigns designed to connect with parents and children during the back-to-school season, including a “Stuff the Bus” promotion in which a Sears branded bus visited stores in Richmond, British Columbia, Edmonton, Alberta and Oakville, Ontario and supplies donated by the community were given to local Boys and Girls Clubs. Sears sponsored YTV’s show The Next Star, by providing an opportunity for young fans to meet the Six Top Finalists at Sears in Toronto and by hosting each of the Top Six at a Sears location in their hometown.

Get value right

•
Introduced the first ever Canadian Thanksgiving Black Friday sale, which took place in store and online from October 11 - 17. During the week there was a variety of small and big ticket items available at steep discounts. Sears was one of the first retailers to bring the well-known Black Friday sale associated with American Thanksgiving to Canada in late November.

Operate effective formats

•
Announced that it will terminate its leases on five stores for total consideration of $400.0 million. Four of the five locations are located in Ontario: Toronto Eaton Centre, Sherway Gardens (Toronto), Markville Shopping Centre (Markham) and Masonville Place (London). The fifth store is located at the Richmond Centre in British Columbia. The transaction requires Sears to vacate the Toronto Eaton Centre, Sherway Gardens and London-Masonville stores by February 28, 2014 and the Markville and Richmond stores by February 28, 2015. The Company will retain the upper four full floors of the Toronto Eaton Centre to conduct its head office operations; and

•
Entered into a binding agreement with Concord Pacific Group of Companies (“Concord”) to pursue the development of the Sears site located at the Metropolis at Metrotown in Burnaby, British Columbia (the “Project”). On June 7, 2013, Sears confirmed that it had submitted an application to the City of Burnaby regarding a proposed comprehensive mixed-use project including a new Sears store located on nine acres of the Company’s property on and adjacent to its store at that location. The arrangement contemplates the sale of a 50% interest in the site for a value of approximately $140.0 million, subject to adjustments, and the retention of Concord on customary terms to manage most facets of the development. The estimated cost to fully develop and build out the Project as contemplated is currently in excess of $1.0 billion.

Organize the right talent and create a winning attitude

•
Announced the appointment of Douglas C. Campbell as President and Chief Executive Officer, and as a member of the Board of Directors, effective September 24, 2013. Mr. Campbell joined Sears Canada in March 2011 and helped orchestrate a turnaround in the Company’s Home and Hardlines business. He was appointed Executive Vice-President and Chief Operating Officer on November 16, 2012, where he was responsible for retail store operations, logistics, replenishment, information technology, corporate procurement and international sourcing. Mr. Campbell replaces Calvin McDonald who resigned from his position to pursue an opportunity with a leading international company; and

•
Named one of Canada’s Top Employers for Young People by the editors of Canada’s Top 100 Employers. Sears runs a number of programs that are popular with young people, including paid internships, the Sears Future Leaders and Analyst-in-Training programs that help build and develop the leaders of tomorrow, and an in-depth orientation for new associates.

c. Corporate Social Responsibility
The following is a summary of the results of the Company and its associates’ corporate social responsibility efforts during Q3 2013:

•
Completed fund-raising campaigns for the Canadian Red Cross Alberta Floods and Lac-Mégantic Train Derailment disaster relief efforts. Sears, along with our customers and associates, facilitated the donation of $100,000 to the Alberta effort and over $10,000 in Quebec for the Lac-Mégantic campaign. In addition, Sears also provided special discount programs to assist residents in flood zones with needed purchases;

•
Presented the sixth annual Sears National Kids Cancer Ride, in cooperation with Coast to Coast Against Cancer Foundation. This 7000 km cycling journey rolled across Canada September 5-21, raising funds and awareness for the fight against childhood cancer. This year, Sears, its customers and its associates raised or donated over $550,000 in funds and logistical support and services for the Ride;

•
Celebrated the third annual Sears Great Canadian Run with community-based relays from Toronto to Blue Mountain/Collingwood and from Ottawa to Montebello, Québec and raised over $800,000 in September for the cause of childhood cancer; and

•
Raised over $390,000 by sponsoring the 26th Annual Sears Boys & Girls Club Golf Tournament in Stouffville, Ontario, in August, and the annual Opération Enfant Soleil (“OES”) Golf Tournament held at Elm Ridge Golf Club near Montréal. The proceeds went to support children and youth reach their potential and for children’s pediatrics in Québec, respectively. OES is a major charity partner celebrating its 26th year in Québec. It is committed to raising funds for the development of high-quality children’s health care.

“Live Green” Initiatives
The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels. The Company continues to build upon the following three-point plan on environmental sustainability:

•	Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

•	Reduce the environmental impact of Sears Canada’s operations; and

•	Nurture a culture of sustainability among the Company’s associates, customers and the communities in which it operates.

Sears Canada continued to focus on these three priorities by implementing the following initiatives during Q3 2013:

Paper Reduction Campaign:

•
Reduced the amount of regularly printed hard copy reports produced and distributed out of the Company’s internal Print Shop through the promotion of on-demand printing and access through an online portal. This initiative eliminated the printing of 39 regular reports, totaling over 1.3 million printed pages annually;

•	Realized a 20% reduction, or 19 million pages annually, in flyers distributed to Corporate Stores and 30% reduction, or 340,000 pages annually, at the Retail Support Centre (“RSC”); and

Live Green Captain Network:

•
Grew the RSC Live Green Captain Network from forty-five volunteer ambassadors to sixty-six. This internal community network is vital in our efforts to promote sustainability initiatives through engaging associates at the RSC and at regular new hire ‘on-boarding’ sessions.

d. Quarterly Performance
There is seasonal variability in the Company’s financial performance and in the products and services we offer. Accordingly, merchandise and service revenue, as well as performance payments received from JPMorgan Chase, referred to as commission revenue, will vary by quarter based upon consumer spending behavior. Historically, the Company’s revenue and earnings are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of annual performance.

In addition, the Company offers seasonal goods and services. The Company sets inventory levels and promotional activity to be in accordance with its strategic initiatives and expected consumer demands. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behavior as a result of unseasonable weather patterns.

Other factors that affect the Company’s sales and results of operations include actions by its competitors, timing of its promotional events, and changes in population and other demographics. Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and comparable store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared under IFRS.

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter
(in CAD millions, except per share amounts)	2013	2012[1]	2013	2012[1]	2013	2012[1]	2012[1]	2011[1]
Total revenue	$982.3	$1,049.4	$960.1	$1,061.9	$867.1	$928.0	$1,307.2	$1,377.1
Net (loss) earnings	$(48.8)	$(21.9)	$152.8	$(9.8)	$(31.2)	$93.1	$39.9	$41.0
Basic net (loss) earnings per share	$(0.48)	$(0.22)	$1.50	$(0.10)	$(0.31)	$0.91	$0.39	$0.39
Diluted net (loss) earnings per share	$(0.48)	$(0.22)	$1.50	$(0.10)	$(0.31)	$0.91	$0.39	$0.39

1	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

e. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA
The Company’s consolidated financial statements are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A.

Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. Same store sales represents merchandise sales generated through operations in the Company’s Full-Line, Sears Home, Hometown Dealer and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same fiscal weeks for each period and represents the 13 and 39-week periods ended November 2, 2013 and October 27, 2012. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction.

A reconciliation of the Company’s total revenue to same store sales is outlined in the following table:

	Third Quarter		Year-to-Date
(in CAD millions)	2013	2012	2013	2012
Total merchandising revenue	$971.2	$1,037.5	$2,776.6	$3,002.7
Non-comparable store sales	225.1	292.1	668.1	812.5
Same store sales	746.1	745.4	2,108.5	2,190.2
Percentage change in same store sales	1.2%	(5.7)%	(1.2)%	(6.4)%
Percentage change in same store sales by category
Apparel and Accessories	8.2%	(7.0)%	5.7%	(8.8)%
Home and Hardlines	(2.9)%	(13.1)%	(8.9)%	(10.4)%
Major Appliances	(3.3)%	3.4%	(2.5)%	1.0%

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations.

These measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA should not be considered in isolation or as an alternative to measures prepared in accordance with IFRS.

A reconciliation of the Company’s net (loss) earnings to Adjusted EBITDA is outlined in the following table:

	Third Quarter		Year-to-Date
(in CAD millions, except per share amounts)	2013	2012[8]	2013	2012[8]
Net (loss) earnings	$(48.8)	$(21.9)	$72.8	$61.3
Transformation expense[1]	20.2	—	21.7	—
Gain on lease terminations and lease amendments[2]	—	(2.8)	(185.7)	(167.1)
Goodwill impairment[3]	6.1	—	6.1	—
Regina impairment[4]	16.5	—	16.5	—
Accelerated tenant inducement amortization[5]	—	(2.0)	(4.5)	(4.0)
Lease exit costs[6]	0.2	4.6	0.2	6.0
Depreciation and amortization expense	27.6	31.7	87.8	96.0
Finance costs	3.0	3.1	8.1	12.2
Interest income	(0.8)	(0.5)	(1.6)	(3.4)
Income tax expense	(16.7)	(8.3)	(3.7)	5.0
Adjusted EBITDA[7]	7.3	3.9	17.7	6.0
Basic net (loss) earnings per share	$(0.48)	$(0.22)	$0.71	$0.60

1	Transformation expense during 2013 relates primarily to severance costs incurred during the year.
2
Gain on lease terminations and lease amendments represents the pre-tax gain on the early vacating of properties described in Note 13 of the Company’s unaudited condensed consolidated financial statements for the 13 and 39-week periods ended November 2, 2013.

3
Goodwill impairment represents the charge related to the writeoff of goodwill allocated to the HIPS cash generating unit described in Note 7 of the Company’s unaudited condensed consolidated financial statements for the 13 and 39-week periods ended November 2, 2013.

4
Regina impairment represents the charge related to writing down the carrying value of the property, plant and equipment and investment property of one of the Regina logistics centres (“RLC”), to the fair value less costs to sell described in Note 14 of the Company’s unaudited condensed consolidated financial statements for the 13 and 39-week periods ended November 2, 2013.

5	Accelerated tenant inducement amortization represents the accelerated amortization of lease inducements relating to the properties in footnote 2 above.
6	Lease exit costs represent costs incurred to exit properties referred to in footnote 2 above.
7
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

8	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

f. Consolidated Financial Results

	Third Quarter			Year-to-Date
(in CAD millions)	2013	% Chg 2013 vs 2012	2012[1]	2013	% Chg 2013 vs 2012	2012[1]
Revenue	$982.3	(6.4)%	$1,049.4	$2,809.5	(7.6)%	$3,039.3
Cost of goods and services sold	616.9	(6.2)%	657.5	1,755.9	(7.6)%	1,900.5
Selling, administrative and other expenses	428.7	1.5%	422.3	1,163.7	(5.5)%	1,230.8
Operating (loss) earnings	(63.3)	(108.2)%	(30.4)	(110.1)	(19.7)%	(92.0)
Gain on lease terminations and lease amendments	—	(100.0)%	2.8	185.7	11.1%	167.1
Finance costs	3.0	(3.2)%	3.1	8.1	(33.6)%	12.2
Interest income	0.8	60.0%	0.5	1.6	(52.9)%	3.4
(Loss) earnings before income taxes	(65.5)	(116.9)%	(30.2)	69.1	4.2%	66.3
Income tax recovery (expense)	16.7	101.2%	8.3	3.7	174.0%	(5.0)
Net (loss) earnings	$(48.8)	(122.8)%	(21.9)	$72.8	18.8%	$61.3

1	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

Total revenue decreased by 6.4% to $982.3 million in Q3 2013 and decreased by 7.6% to $2,809.5 million in Fiscal 2013 year-to-date, as compared to the same periods in Fiscal 2012. Same store sales increased 1.2% for Q3 2013 and decreased 1.2% for Fiscal 2013 year-to-date. The revenue for Q3 2013 relating to Home and Hardlines decreased by $16.8 million compared to the same period in Fiscal 2012, primarily due to sales volume declines in home décor and electronics, partially offset by increases in home furnishings. The revenue for Fiscal 2013 year-to-date decreased by $73.9 million compared to the same period in Fiscal 2012, primarily due to sales volume declines in home furnishings, fitness, home décor, seasonal, Craftsman®, Air, Water & Paint and electronics. The revenue for Q3 2013 and Fiscal 2013 year-to-date relating to Major Appliances decreased $10.8 million and $21.0 million, respectively, compared to the same periods in Fiscal 2012, primarily due to sales volume decreases in ranges, microwaves, refrigerators, floorcare and sewing, offset by increases in laundry. The Q3 2013 revenue relating to Apparel and Accessories increased by $4.2 million compared to the same period in Fiscal 2012, primarily due to sales volume increases in footwear, children’s wear, men’s wear and women’s apparel, partially offset by decreases in cosmetics and jewellery. The year-to-date revenue relating to Apparel and Accessories decreased by $7.8 million compared to the same period in Fiscal 2012, primarily due to sales volume decreases in cosmetics, jewellery and men’s wear, partially offset by increases in footwear, children’s wear and women’s apparel. Included in the total revenue decrease for Q3 2013 and Fiscal 2013 year-to-date is the impact of the closure of Full-Line stores during the second half of Fiscal 2012, which negatively impacted revenue for Q3 2013 and Fiscal 2013 year-to-date by $28.6 million and $71.0 million, respectively, compared to the same periods in Fiscal 2012. Other merchandise revenue for Q3 2013 and Fiscal 2013 year-to-date decreased by $38.7 million and $107.0 million, respectively, compared to the same periods in 2012, primarily due to the Company finalizing the licensing arrangement with SHS on March 3, 2013, as discussed in Note 34 “Event after the reporting period” of the Annual Consolidated Financial Statements for Fiscal 2012. The Company also benefited by approximately $20.3 million in Q3 2013 compared to Q3 2012, due to the timing change from a 53-week period ended February 2, 2013 to a 52 week-period ending February 1, 2014.

In Q3 2013, total revenue recognized from points redemption under the loyalty program was $9.7 million (Q3 2012: $9.7 million) and total revenue deferred related to points issuances was $11.2 million (Q3 2012: $9.3 million). Total revenue recognized in Q3 2013 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) was $1.7 million (Q3 2012: $2.1 million) due to an increased redemption rate impacting points deferral. The Fiscal 2013 year-to-date total revenue recognized from points redemption under the loyalty program was $26.0 million (Fiscal 2012 year-to-date: $25.8 million) and total revenue deferred related to points issuances was $27.6 million (Fiscal 2012 year-to-date: $20.4 million). Total revenue recognized for unredeemed points in Fiscal 2013 year-to-date (by exclusion from deferral in the loyalty point redemption rate) increased to $4.5 million (Fiscal 2012 year-to-date: $3.5 million).

Cost of goods and services sold was 6.2% lower in Q3 2013 and 7.6% lower for Fiscal 2013 year-to-date, as compared to the same periods in Fiscal 2012. The majority of the decrease in Q3 2013 and Fiscal 2013 year-to-date was attributable to the licensing arrangement with SHS and the remainder of the decrease was primarily attributable to lower sales volumes, which included the impact of the closure of Full-Line stores during the second half of Fiscal 2012.

The Company’s gross margin rate was 37.2% in Q3 2013 compared to 37.3% in Q3 2012. Year-to-date gross margin rate was 37.5% for both periods in Fiscal 2013 and Fiscal 2012. The decrease in Q3 2013 was primarily due to reduced margins in electronics.

Selling, administrative and other expenses, including depreciation and amortization expenses increased by $6.4 million or 1.5% to $428.7 million in Q3 2013 and decreased by $67.1 million or 5.5% to $1,163.7 million for Fiscal 2013 year-to-date, compared to the same periods in Fiscal 2012. The increase in expense in Q3 2013 was primarily driven by the inclusion of transformation expenses of $20.2 million, a goodwill impairment charge of $6.1 million relating to HIPS, as described in Note 7 “Goodwill” of the Q3 2013 financial statements and an asset impairment charge of $16.5 million relating to the announced closure of one of our RLC, as described in Note 14 “Assets and liabilities held for sale” of the Q3 2013 financial statements. Excluding these non-recurring items, selling, administrative and other expenses in Q3 2013 declined $38.9 million or 9.2% compared to Q3 2012. The decrease in expenses excluding non-recurring items is attributable to lower spending on advertising and payroll in Q3 2013 and Fiscal 2013, compared to the same periods in Fiscal 2012. Advertising expense in Q3 2013 decreased primarily due to shifting of catalogue production dates and HIPS outsourcing to SHS compared to Q3 2012. Payroll expense in Q3 2013 decreased primarily due to the reduction in associates compared to Q3 2012, as a result of previous transformation actions during the fourth quarter of 2012. Included in selling, administrative and other expenses last year was $2.1 million related to an impairment charge reversal from the Deerfoot lease termination, as described in Note 13 “Gain on lease terminations and lease amendments” of the Q3 2013 financial statements.

Depreciation and amortization expense in Q3 2013 and Fiscal 2013 year-to-date decreased by $4.1 million and $8.2 million, respectively, as compared to the same periods last year, primarily due to the disposal of assets relating to the closure of Full-Line stores during the second half of Fiscal 2012, the sale of the Medicine Hat real estate joint arrangement during the fourth quarter of 2012 and certain property, plant and equipment being fully depreciated prior to Q3 2013.

On June 24, 2013, the Company received proceeds of $191.0 million upon closing of a transaction which gave the landlords of the Yorkdale Shopping Centre (Toronto) and Square One Shopping Centre (Mississauga) the right to require the Company to vacate these two locations by March 31, 2014. The landlords exercised such right on July 25, 2013. The transaction resulted in a pre-tax gain of $185.7 million, net of transaction costs of $5.3 million including the de-recognition of leasehold improvements of $5.1 million.

The Company also granted the owners of the Scarborough Town Centre (Toronto) property an option to enter into certain lease amendments in exchange for $1.0 million, which was paid on June 24, 2013. The option may be exercised at any time up to and including June 20, 2018, and would require the Company to complete such lease amendments in exchange for $53.0 million. Such lease amendments would allow the owners to require the Company to close its store.

Subsequent to the quarter end, the Company announced that it will terminate its leases in respect of five stores for a total consideration of $400.0 million. The Company announced this termination on October 29, 2013. Four of the five stores are owned by Cadillac Fairview Corporation Limited (“Cadillac Fairview”) and are located in Ontario: Toronto Eaton Centre, Sherway Gardens, Markville Shopping Centre and London-Masonville Place. The fifth store is located at

Richmond Shopping Centre in British Columbia and is co-owned by Ivanhoe Cambridge II Inc. and Cadillac Fairview. The transaction requires Sears to vacate the Toronto Eaton Centre, Sherway Gardens and London-Masonville Place by February 28, 2014 and Markville and Richmond Shopping Centres by February 28, 2015. The Company has approximately $6.6 million of leasehold improvements and equipment related to these five stores included in “Property, plant and equipment”. This transaction closed on November 12, 2013, at which time the Company received the proceeds of $400.0 million. The ultimate amount and timing of gain recognition will be determined during the fourth quarter of Fiscal 2013.

In Q3 2013, the Company incurred transformation expenses totaling $20.2 million. Transformation expenses of $10.8 million were primarily due to the impact of the agreements with IBM and Wipro to outsource some of the work currently performed by internal Sears resources in portions of IT, Finance and Accounting, and Payroll. It is anticipated that this change will result in approximately $3.0 million to $5.0 million in savings in Fiscal 2014 and approximately $8.0 million to $11.0 million of annualized savings commencing Fiscal 2015 (See “Cautionary Statement Regarding Forward-Looking Information”). Transformation expenses for Q3 2013 also included $4.0 million of severance from the lease terminations of the five stores announced on October 29, 2013, and $3.0 million of severance due to the closure of the RLC.

Finance costs in Q3 2013 were comparable to finance costs in Q3 2012. Fiscal 2013 year-to-date finance costs decreased to $8.1 million compared to $12.2 million for the same period in Fiscal 2012. Fiscal 2012 year-to-date included interest expense on uncertain tax positions of $3.8 million.

Interest income in Q3 2013 was comparable to interest income in Q3 2012. Fiscal 2013 year-to-date interest income decreased to $1.6 million compared to $3.4 million in the same period last year. Fiscal 2012 year-to-date included interest income of $1.6 million earned on deposits made to tax authorities.

Income tax recovery increased to $16.7 million in Q3 2013 compared to an income tax recovery of $8.3 million in Q3 2012 and Fiscal 2013 year-to-date income tax recovery increased to $3.7 million compared to an income tax expense of $5.0 million in the same period last year. The increase in income tax recovery is primarily due to higher losses in Q3 2013. The income tax recovery for Fiscal 2013 year-to-date was impacted by higher losses, offset by the gain on lease terminations and lease amendments during Q2 2013.

Adjusted EBITDA for Q3 2013 was $7.3 million compared to $3.9 million in Q3 2012, an increase of $3.4 million. Included in Adjusted EBITDA for Q3 2012 was a loss of $4.9 million related to the Full-Line stores that were vacated during the second half of Fiscal 2012. Adjusted EBITDA for Q3 2013 was negatively impacted by foreign exchange and the licensing arrangement with SHS for a total of $2.2 million, compared to the same period in the previous year. Adjusted EBITDA for Fiscal 2013 year-to-date was $17.7 million compared to $6.0 million for the same period last year. Included in Adjusted EBITDA for Fiscal 2012 year-to-date was a loss of $1.1 million related to the Full-Line stores that were vacated during the second half of Fiscal 2012, including the impact of the $2.1 million impairment reversal associated with the Deerfoot store. Adjusted EBITDA for Fiscal 2013 year-to-date was negatively impacted by foreign exchange and the licensing arrangement with SHS for a total of $5.3 million, compared to the same period in the previous year.

2. Segment Performance
As at the dates noted below, the Company’s locations were distributed across the country as follows:

						As at November 2, 2013	As at February 2, 2013	As at October 27, 2012
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-Line Department stores	12	27	45	20	14	118	118	118
Sears Home stores	2	12	19	10	5	48	48	48
Outlet stores	1	1	6	1	2	11	11	11
Specialty type: Appliances and Mattresses stores	—	—	3	1	—	4	4	4
Corporate stores	15	40	73	32	21	181	181	181
Hometown Dealer stores	49	26	53	66	47	241	261	269
Sears Home Services Showrooms	1	3	2	1	2	9	9	8
Corbeil Franchise stores	—	14	2	—	—	16	17	18
Corbeil Corporate stores	—	12	6	—	—	18	16	14
Corbeil	—	26	8	—	—	34	33	32
Sears Floor Covering Centres	—	—	—	—	—	—	—	4
Travel offices	7	21	42	17	14	101	101	102
Catalogue merchandise pick-up locations	208	340	414	369	141	1,472	1,512	1,557

Results of Merchandising Operations

	Third Quarter			Year-to-Date
(in CAD millions)	2013	% Chg 2013 vs 2012	2012	2013	% Chg 2013 vs 2012	2012
Total Revenue	$971.2	(6.4)%	$1,037.5	$2,776.6	(7.5)%	$3,002.7
Cost of goods and services sold, operating, administrative and selling expenses	970.0	(6.7)%	1,040.2	2,777.2	(8.0)%	3,017.2
Adjusted EBITDA	$1.2	144.4%	$(2.7)	$(0.6)	95.9%	$(14.5)

Comparative Analysis - Revenue for the Company’s merchandise operations decreased by 6.4% in Q3 2013 and 7.5% in Fiscal 2013 year-to-date, as compared to the same periods in Fiscal 2012. Adjusted EBITDA increased by 144.4% in Q3 2013 and 95.9% in Fiscal 2013 year-to-date, as compared to the same periods in Fiscal 2012. Refer to Section 1f “Consolidated Financial Results” for additional information.

Results from Real Estate Joint Arrangements

	Third Quarter			Year-to-Date
(in CAD millions)	2013	% Chg 2013 vs 2012	2012[1]	2013	% Chg 2013 vs 2012	2012[1]
Total Revenue	$11.1	(6.7)%	$11.9	$32.9	(10.1)%	$36.6
Cost of goods and services sold, operating, administrative and selling expenses	5.0	(5.7)%	5.3	14.6	(9.3)%	16.1
Adjusted EBITDA	$6.1	(7.6)%	$6.6	$18.3	(10.7)%	$20.5

1	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

Comparative Analysis - Revenue for the Company’s real estate joint arrangements for Q3 2013 and the Fiscal 2013 year-to-date decreased by 6.7% and 10.1%, respectively, as compared to the same periods in 2012. Adjusted EBITDA for Q3 2013 and Fiscal 2013 year-to-date decreased by 7.6% and 10.7%, respectively, as compare to the same period in 2012. The results for the Fiscal 2013 year-to-date were impacted by the sale of the Medicine Hat real estate joint arrangement during the fourth quarter of 2012. Refer to Section 1f “Consolidated Financial Results” for additional information.

3. Consolidated Financial Position, Liquidity and Capital Resources
Current assets as at November 2, 2013 were $1,660.7 million, which was $459.0 million higher than at February 2, 2013. The increase was primarily due to a $190.4 million increase in inventories and a reclassification of $259.0 million in assets classified as held for sale compared to February 2, 2013.

Current liabilities as at November 2, 2013 were $904.8 million, which was $113.8 million higher than at February 2, 2013, primarily due to higher accounts payable and accrued liabilities of $107.2 million, due to the timing of inventory and expense receipts, liabilities classified as held for sale of $21.2 million, partially offset by a reduction in other taxes payable of $12.3 million and in deferred revenue of $4.4 million.

Inventories were $1,041.8 million as at November 2, 2013 compared to $851.4 million at February 2, 2013. The $190.4 million increase in the inventory balance was primarily due to the seasonal build-up of holiday inventory.

Total assets and liabilities as at the end of Q3 2013, Fiscal 2012, and Q3 2012 were as follows:

(in CAD millions, at period end)	As at November 2, 2013	As at February 2, 2013[1]	As at October 27, 2012[1]
Total assets	$2,653.3	$2,504.7	$2,740.3
Total liabilities	1,502.2	1,428.3	1,595.4

1	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

Total assets as at November 2, 2013 increased by $148.6 million to $2,653.3 million compared to $2,504.7 million at the end of Fiscal 2012, primarily due to higher inventory and assets classified as held for sale, partially offset by a decrease in property, plant and equipment.

Total liabilities as at November 2, 2013 increased by $73.9 million to $1,502.2 million compared to $1,428.3 million at the end of Fiscal 2012, primarily due to higher accounts payable and accrued liabilities resulting from the seasonal build-up of holiday inventory, partially offset by lower long-term obligations due to a reclassification to liabilities classified as held for sale and other long-term liabilities.

Cash flow used for operating activities
Cash flow used for operating activities decreased by $24.3 million for the 13-week period ended November 2, 2013 to $64.5 million compared to cash flow used for operating activities of $88.8 million during the 13-week period ended October 27, 2012. The Company’s primary source of operating cash flow is the sale of goods and services to customers and the primary use of cash in operating activities is the purchase of merchandise inventories. The decrease in cash used for operating activities was primarily attributable to lower purchases of merchandise inventories, partially offset by earlier payments to vendors.

Cash flow used for investing activities
Cash flow used for investing activities was $13.3 million for the 13-week period ended November 2, 2013 compared to cash flow used for investing activities of $14.8 million for the 13-week period ended October 27, 2012. The $1.5 million reduced use of cash flow during Q3 2013 compared to Q3 2012, was primarily due to a reduction in capital expenditures in Q3 2013 compared to Q3 2012.

Cash flow used for financing activities
Cash flow used for financing activities for the 13-week period ended November 2, 2013 was comparable to the 13-week period ended October 27, 2012.

Contractual Obligations
Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$593.4	$593.4	$593.4	$—	$—	$—
Finance lease obligations including payments due within one year [1]	32.7	43.3	7.1	10.4	10.0	15.8
Real estate joint arrangement obligations including payments due within one year [2]	20.3	24.1	9.2	9.5	3.4	2.0
Operating lease obligations [3]	n/a	495.1	97.7	160.9	110.3	126.2
Royalties [3]	n/a	1.0	0.5	0.5	—	—
Purchase agreements [3,5]	n/a	18.0	7.5	10.5	—	—
Retirement benefit plans obligations [4]	412.4	94.0	30.4	58.7	4.9	—
	$1,058.8	$1,268.9	$745.8	$250.5	$128.6	$144.0

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Credit Facility at November 2, 2013.

2	Cash flow maturities related to real estate joint arrangement obligations, including payments due within one year, include annual interest on mortgage obligations at a weighted average rate of 7.9%.
3	Purchase agreements, operating lease obligations, and royalties are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
4
Payments beyond 2013 are subject to a funding valuation to be completed as at December 31, 2013. Until then, the Company is obligated to fund in accordance with the most recent valuation completed as at December 31, 2010.

5	Certain vendors require minimum purchase commitment levels over the term of the contract.

Retirement Benefit Plans
At the end of Q3 2013 the Company’s retirement benefit plan obligations decreased by $3.3 million to $412.4 million compared to the end of Fiscal 2012.

In the fourth quarter of 2012, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension post retirement plan. Based on the accepted offers, the Company paid $18.1 million and recorded a pre-tax settlement gain of $21.1 million ($21.9 million net of $0.8 million of expenses). Refer to Note 20 “Retirement benefit plans” in the 2012 Annual Consolidated Financial Statements for more details.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2010. The next actuarial valuation assessment is required as of December 31, 2013. An actuarial valuation of the health and welfare trust is performed at least every three years, with the last valuation completed as of September 1, 2011.

During Fiscal 2011, the Company changed the target asset allocation to 55-75% fixed income and 25-45% equity for the registered and non-registered pension plans. For the assets in the health and welfare trust, included in Other Benefit Plans, the Company changed the asset allocation to 100% fixed income. As at the end of Fiscal 2012 and 2011, the assets were in line with the target allocation range, with the transitioning of assets from alternative investments near completion. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.

The plan’s target allocation is determined by taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand, cash generated by operations and available credit facilities. The Company’s cost of funding is affected by a variety of general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.

The Company’s debt consists of a secured credit facility, finance lease obligations and the Company’s share of its real estate joint arrangements obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility with a syndicate of lenders with a maturity date of September 10, 2015 (the “Credit Facility”). The Credit Facility is secured with a first lien on inventory and credit card receivables. Availability under the Credit Facility is determined pursuant to a borrowing base formula. Availability under the Credit Facility was $759.8 million as at November 2, 2013 (February 2, 2013: $501.5 million, October 27, 2012: $732.5 million). The current availability may be reduced by reserves currently estimated by the Company to be approximately $262.0 million, which may be applied by the lenders at their discretion pursuant to the Credit Facility agreement. As a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company has executed an amendment to its Credit Facility agreement which would provide additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply by up to $150.0 million. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits as a result of a wind-up valuation, and based on the amounts, if any, of real estate assets pledged as additional collateral.

The proceeds of $400.0 million received by the Company during Q4 2013 for the lease terminations and lease amendments will be used towards the distribution of an extraordinary cash dividend. The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand including, repayment of obligations, potential acquisitions, stock purchases and dividends. Refer to Section 7 “Shareholders’ Equity”, for more information on the extraordinary cash dividend.

The Company believes its working capital provides sufficient liquidity to support business operations for the next 12 months. The Company does not currently have any significant capital commitments, and expects its capital expenditures for the next 12 months will not differ significantly from the previous 12 months.

As at November 2, 2013, the Company had no borrowings on the Credit Facility and had unamortized transaction costs incurred to establish the Credit Facility of $4.8 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (February 2, 2013: no borrowings and unamortized transaction costs of $6.2 million included in “Other long-term assets”, October 27, 2012: no borrowings and unamortized transaction costs of $6.7 million included in “Other long-term assets”). In addition, the Company had $24.2 million (February 2, 2013: $19.7 million, October 27, 2012: $15.1 million) of standby letters of credit outstanding against the Credit Facility. These letters of credit cover various payments including vendor payments, utility commitments and defined benefit plan deficit funding. Interest on drawings under the Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Credit Facility are due monthly and are added to principal amounts outstanding.

As at November 2, 2013, the Company had outstanding merchandise letters of credit of U.S. $6.7 million (February 2, 2013: U.S. $7.9 million, October 27, 2012: U.S. $9.8 million) used to support the Company’s offshore merchandise purchasing program with restricted cash and cash equivalents pledged as collateral.

4. Financial Instruments
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk. See Note 16 “Financial instruments” in the Q3 2013 financial statements for additional information.

Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.

Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $315.6 million as at November 2, 2013 (February 2, 2013: $317.7 million, October 27, 2012: $326.7 million) expose the Company to credit risk should the borrower default on maturity of the investment. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.

The Company is exposed to minimal credit risk from customers as a result of ongoing credit evaluations and review of accounts receivable collectability. As at November 2, 2013, one party represented 12.3% of the Company’s accounts receivable (February 2, 2013: no customer represented greater than 10.0% of the Company’s accounts receivable, October 27, 2012: one party represented 18.9% of the Company’s accounts receivable).

Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to seek to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

From time to time, the Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at November 2, 2013, there were forward contracts outstanding with a notional value of US $195.0 million (February 2, 2013: nil, October 27, 2012: nil) and a fair value of $2.4 million included in “Derivative financial assets” (February 2, 2013: nil, October 27, 2012: nil) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to July 2014. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under International Accounting Standards (“IAS”) 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods and services, including goods purchased for resale (“hedged item”). As at November 2, 2013, the designated portion of these hedges was considered effective.

During the 13 and 39-week periods ended November 2, 2013, the Company recorded a loss of $0.5 million and a loss of $3.6 million (2012: gain of $0.3 million and loss of $0.7 million), respectively, in “Selling, administrative and other expenses”, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.

The Q3 2013 period end exchange rate was 0.9590 U.S. dollars to one Canadian dollar. A 10% appreciation or depreciation of the U.S. and or the Canadian dollar exchange rate was determined to have an after-tax impact on net (loss) earnings of $7.3 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities.

Interest rate risk
From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at November 2, 2013, the Company had no interest rate swap contracts in place.

Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

Cash and cash equivalents and borrowings under the Credit Facility are subject to interest rate risk. The total subject to interest rate risk as at November 2, 2013 was a net asset of $239.5 million (February 2, 2013: net asset of $239.8 million, October 27, 2012: net asset of $231.4 million). An increase or decrease in interest rates of 0.25% would cause an immaterial after-tax impact on net (loss) earnings.

5. Funding Costs
The funding costs for the Company in the third quarter and year-to-date of Fiscal 2013 and Fiscal 2012 are outlined in the table below:

	Third Quarter		Year-to-Date
(in CAD millions)	2013	2012[3]	2013	2012[3]
Interest costs
Total long-term obligations at end of period[1]	$53.0	$56.1	$53.0	$56.1
Average long-term obligations for period	54.1	60.8	56.2	83.5
Long-term funding costs[2]	1.1	1.2	3.1	3.5
Average rate of long-term funding	8.2%	7.9%	7.4%	5.6%

1	Includes current portion of long-term obligations.
2	Excludes standby fee on the unused portion of the Credit Facility, amortization of debt issuance costs, interest accrued related to uncertain tax positions and sales tax assessments.
3	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

See Section 3 “Consolidated Financial Position, Liquidity and Capital Resources” for a description of the Company’s funding sources.

6. Related Party Transactions
As at December 2, 2013, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, is the beneficial holder of 28,158,368 or 27.6%, of the common shares of the Company. Sears Holdings is the beneficial holder of 51,962,391 common shares, representing approximately 51.0% of the Company’s total outstanding common shares.

In the ordinary course of business, the Company and Sears Holdings periodically share selected services, associates, and tangible and intangible assets. Transactions between the Company and Sears Holdings are recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. See Section 5 “Related Party Transactions” of the 2012 Annual Report and Note 30 “Related party transactions” in the 2012 Annual Consolidated Financial Statements for further information about these transactions.

7. Shareholders’ Equity
As at December 2, 2013, the total number of common shares issued and outstanding of the Company were 101,877,662 (February 2, 2013: 101,877,662, October 27, 2012: 101,877,662) and there were 5,080 tandem award options outstanding under the Employees Stock Plan. See Section 7 “Profit Sharing and Stock-Based Compensation” of the Company’s 2012 Annual Report for a description of the Company’s equity-based compensation plans.

Capital Stock
On November 19, 2013, the Company announced that it would distribute $509.4 million to holders of common shares as an extraordinary cash dividend. Payment in the amount of $5.00 per common share will be made on December 6, 2013, to shareholders of record as at the close of business on December 2, 2013.

On May 22, 2013, the Toronto Stock Exchange (“TSX”) accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid (“2013 NCIB”). The 2013 NCIB permits the Company to purchase for cancellation up to 5% of its issued and outstanding common shares, representing 5,093,883 of the issued and outstanding common shares as at May 10, 2013. Under the 2013 NCIB, purchases were allowed to commence on May 24, 2013 and must terminate by May 23, 2014 or on such earlier date as the Company may complete its purchases pursuant to the 2013 NCIB. The total purchase of common shares by the Company pursuant to the 2013 NCIB will not exceed, in the aggregate, 5% of all outstanding common shares, and is subject to the limits under the TSX rules, including a daily limit of 25% of the average daily trading volume (which cannot exceed 19,689 common shares a day), and a limit of one block purchase per week. As of December 2, 2013, the Company has not made any purchases of common shares under the 2013 NCIB. Shareholders may obtain, without charge, a copy of the Notice of 2013 NCIB that the Company filed with the TSX by contacting the Company at 416-941-4428 or home@sears.ca.

During the fourth quarter of the 53-week period ended February 2, 2013, the Company distributed $101.9 million to holders of common shares as an extraordinary cash dividend. Payment in the amount of $1.00 per common share was made on December 31, 2012 to shareholders of record as at the close of business on December 24, 2012.

In 2012, Sears Holdings distributed on a pro rata basis to its shareholders, a portion of its holdings in the Company such that, immediately following the distribution, Sears Holdings retained approximately 51% of the issued and outstanding shares of the Company. The distribution was made on November 13, 2012 to Sears Holdings’ shareholders of record as of the close of business on November 1, 2012, the record date for the distribution. Every share of Sears Holdings common stock held as of the close of business on the record date entitled the holder to a distribution of 0.4283 of the Company’s common shares. In connection with the distribution, the Company filed documents with the United States Securities and Exchange Commission.

8. Events After the Reporting Period
Subsequent to quarter end, the Company announced that it had reached a definitive agreement with Montez Income Properties Corporation to sell its 50% joint arrangement interest in the eight properties it owns with The Westcliff Group of Companies for cash consideration of approximately $315.0 million. The Company announced this agreement on November 11, 2013. The joint arrangement interest had a net carrying value of approximately $229.8 million as at November 2, 2013 (total assets of $251.0 million less total liabilities of $21.2 million). The agreement is subject to customary closing conditions including, site investigations and financing as well as a possible upward adjustment in final proceeds following completion of vendor due diligence. The transaction is scheduled to close on January 8, 2014, and the ultimate amount and timing of gain recognition will be determined during the fourth quarter of Fiscal 2013. When and if the transaction closes, the Board of Directors will make a determination whether an additional distribution to shareholders is appropriate. See “Cautionary Statement Regarding Forward-Looking Information”.

Subsequent to quarter end, the Company announced that it would distribute $509.4 million to holders of common shares as an extraordinary cash dividend. The Company announced the dividend on November 19, 2013. Payment in the amount of $5.00 per common share will be made on December 6, 2013, to shareholders of record as at the close of business on December 2, 2013.

Subsequent to quarter end, the Company announced the reduction of 791 associates, primarily related to the reorganization of the Company’s product repair services and parts businesses. This reduction was announced on November 26, 2013, and the Company will record a charge in the range of $12.0 million to $15.0 million in the fourth quarter of Fiscal 2013 as a result thereof. It is anticipated that this reduction will result in approximately $17.0 million to $22.0 million in savings commencing in the second half of Fiscal 2014 (See “Cautionary Statement Regarding Forward-Looking Information”).

9. Accounting Policies and Estimates
a. Changes in Accounting Policy
IFRS 11, Joint Arrangements (“IFRS 11”)
The Company adopted IFRS 11 in the 13-week period ended May 4, 2013 (“Q1 2013”). On May 12, 2011 the International Accounting Standards Board (“IASB”) issued IFRS 11 and required that a party in a joint arrangement assess its rights and obligations to determine the type of joint arrangement and account for those rights and obligations accordingly. The Company has real estate joint arrangements related to 11 shopping centres, for which decisions regarding relevant activities require unanimous consent of the parties sharing control. In the event of a dispute between the parties sharing control of the joint arrangements, settlement occurs through unbiased arbitration, legal action, or a sale of the party’s interest in the joint arrangement to the other party. The Company examined the legal structure, contractual arrangements and other relevant facts and circumstances of each joint arrangement, and the Company determined that it had rights to the assets and obligations to the liabilities of each joint arrangement. Therefore, the Company has determined that its real estate joint arrangements are joint operations and have been recognized in accordance with the Company’s interest in the assets and liabilities of these arrangements.

IFRS 11 is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

As the Company implemented IFRS 11 in Q1 2013, the Company has retrospectively adjusted the assets and liabilities as at February 2, 2013 and January 28, 2012 and the income, expenses and cash flows for the 53-week period ended February 2, 2013.

A summary of the impact arising from the application of the change in accounting policy is as follows:

Consolidated Statements of Financial Position
(Increase (decrease) in CAD millions)	As at February 2, 2013	As at October 27, 2012	As at January 28, 2012
Cash and cash equivalents	$1.5	$3.3	$2.8
Accounts receivable, net	1.5	1.0	1.4
Prepaid expenses	(1.5)	0.1	—
Net change to current assets	1.5	4.4	4.2

Property, plant and equipment	278.5	316.1	324.1
Investment in joint arrangements	(263.4)	(294.6)	(301.4)
Other long-term assets	9.0	9.7	9.8
Net change to total assets	25.6	35.6	36.7

Accounts payable and accrued liabilities	1.7	6.0	4.0
Deferred revenue	0.3	0.2	—
Other taxes payable	0.1	0.1	0.1
Current portion of long term obligations	4.0	4.4	4.1
Net change to current liabilities	6.1	10.7	8.2

Long-term obligations	19.3	23.8	27.2
Deferred tax liabilities	0.2	0.2	0.3
Other long-term liabilities	—	0.9	1.0
Net change to total liabilities	25.6	35.6	36.7

Consolidated Statements of Net (Loss) Earnings
(Increase (decrease) in CAD millions)	13-Week Period Ended October 27, 2012	39-Week Period Ended October 27, 2012	53-Week Period Ended February 2, 2013
Revenue	$11.9	36.6	45.8
Selling, administrative and other expenses	8.5	26.0	34.7
Finance costs	0.4	1.3	1.8
Interest income	—	0.1	0.2
Share of income from joint arrangements	(3.0)	(9.4)	(9.5)

Consolidated Statements of Cash Flows
(Increase (decrease) in cash flow arising from items noted below in CAD millions)	13-Week Period Ended October 27, 2012	39-Week Period Ended October 27, 2012	53-Week Period Ended February 2, 2013
Depreciation and amortization	$3.5	10.8	13.2
Impairment loss	—	—	2.2
Share of income from joint arrangements	3.0	9.4	9.5
Finance costs	0.4	1.3	1.8
Interest income	—	(0.1)	(0.2)
Interest paid	(0.4)	(1.3)	(1.8)
Changes in non-cash working capital	0.4	2.0	0.7
Changes in long-term assets and liabilities	0.8	1.4	(1.2)
Additions of property, plant & equipment and intangible assets	(0.6)	(3.2)	(4.1)
Repayment on long-term obligations	(1.1)	(3.0)	(4.0)
Dividends received from joint arrangements	(5.8)	(16.8)	(18.4)

b. Issued Standards Not Yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.

On December 16, 2011, the IASB issued amendments to two previously released standards. They are as follows:

IAS 32, Financial Instruments: Presentation (“IAS 32”)
The IASB amended IAS 32 to address inconsistencies in current practice in the application of offsetting criteria. The amendments provide clarification with respect to the meaning of ‘currently has a legally enforceable right of set-off’ and that some gross settlement systems may be considered equivalent to net settlement. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.

IFRS 9, Financial Instruments (“IFRS 9”)
This standard will ultimately replace IAS 39, Financial Instruments: Recognition and Measurement in phases. The first phase of IFRS 9 was issued on November 12, 2009 and addresses the classification and measurement of financial assets. The second phase of IFRS 9 was issued on October 28, 2010 incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. In November 2013, the IASB withdrew the mandatory effective date of IFRS 9. The Company will evaluate the overall impact on the Company’s consolidated financial statements when the final standard, including all phases, is issued.

c. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 4 of the 2012 Annual Consolidated Financial Statements and are consistent with those used in the preparation of these Financial Statements.

10. Disclosure Controls and Procedures
Disclosure Controls and Procedures
Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and Annual Information Form is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to allow timely decisions regarding required DC&P.

Management of the Company, including the CEO and CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the period ended November 2, 2013.

Internal Control over Financial Reporting
Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

Management of the Company, including the CEO and CFO, has evaluated whether there were changes in the internal control over financial reporting during the period ended November 2, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no material changes occurred during this period.

11. Risks and Uncertainties
To stay competitive and relevant to our customers, significant initiatives in support of the Company’s strategic plan are underway for Fiscal 2013. These initiatives include improvements in business processes, advancements in information technology and other organizational changes. The achievement of strategic goals may be adversely affected by a wide range of factors, many of which are beyond the Company’s control. The inability to execute and integrate strategic plans could have a negative impact on the Company’s current operations, market reputation, customer satisfaction and financial position. The Company’s ability to implement and achieve its long-term strategic objectives is dependent on the achievement of these strategic plans and initiatives. There can be no assurance that such plans and initiatives will yield the expected results, either of which could cause the Company to fall short in achieving financial objectives and long-range goals.

The Company is dependent upon a significant amount of products that originate from non-Canadian markets. In particular, the Company sources a significant amount of products from China. The Company is subject to the risks that are associated with the sourcing and delivery of this merchandise, including: potential economic, social and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; adverse foreign currency fluctuations, changes in international laws, rules and regulations pertaining to the importation of products and quotas; and the imposition and collection of taxes and duties. Any increase in cost to the Company of merchandise purchased from foreign vendors or restriction on the merchandise made available to the Company by such vendors could have an adverse effect on the Company’s business and results of operations.

The Company has entered into agreements with third-party service providers (both domestic and international) to provide processing and administration functions over a broad range of areas. These areas include finance and accounting, information technology, payroll and procurement functions. Services provided by third parties as a part of outsourcing initiatives could be interrupted as a result of many factors, such as social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, systems breakdowns or power outages or other significant events outside of the Company’s control, contract disputes, or failure by third parties to provide these services on a timely basis within service level expectations and performance standards, which could result in a disruption of the Company’s business, and adversely affect the Company’s results of operations. In addition, to the extent the Company is unable to maintain its outsourcing arrangements, it could potentially incur substantial costs, including costs associated with hiring new employees, in order to return these services in-house.

The Company has entered into licensing arrangements with various third parties. The financial instability of licensees and their inability to fulfill the terms and obligations under their respective agreements with the Company could potentially have a negative effect on the Company’s revenues with respect to these arrangements and could cause the Company to incur substantial costs, including moving the services in-house or finding an alternative third party to perform the services.

Please also see Section 11 “Risks and Uncertainties” of the Company’s 2012 Annual Report for a detailed description of the risks and uncertainties faced by the Company.